                                                            June 13, 2011

Linda Stirling, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Response to Comments on Schedule 14A filing for the Wells Fargo Advantage Disciplined U.S. Core Fund and the Wells Fargo Advantage Index Fund (each, a “Fund” and together, the “Funds”)

Dear Ms. Stirling:

In response to your comments to the Registrant’s filing made on June 3, 2011 pursuant to Schedule 14A of the Securities Act of 1934 (accession no. 0000907244-11-000460), which you relayed to us in our telephone conversation on June 9, 2011, please note that following responses:

Comment:      With respect to the information provided in Exhibit C – Composite Performance Information, you requested that we confirm supplementally that excluding any separate accounts with less than $1 million in assets from the Enhanced Large Core composite is not misleading to shareholders.

Response:       Accounts under $1 million are considered de minimis and their weighting would   be so small as to not have a material impact on the Enhanced Large Core composite’s return. We confirm that excluding accounts with less than $1 million in assets from the Enhanced Large Core composite is not misleading to shareholders.

Comment:      With respect to the information provided in Exhibit C – Composite Performance Information, you requested that we include a statement that the method used to calculate the returns for the Enhanced Large Core composite is different from the standard method used to calculate returns for a mutual fund, as set forth in Item 26(b)(1) of Form N-1A.

Response:       In response to your comment, we have added the following disclosure:

The performance presented in the Golden Composite is separate and distinct from the performance of the Disciplined U.S. Core Fund and unlike the performance of the Disciplined U.S. Core Fund, it has not been calculated using the standard method used to calculate returns for a mutual fund.

Comment:      With respect to the information provided in Exhibit C – Composite Performance Information, you requested that we include all fees and expenses, including sales charges, when adjusting the returns shown for the Enhanced Large Core composite.

Response:       We are unable to calculate the composite returns to include sales charges. For mutual funds, the offering price is calculated by factoring in the sales charges to the net asset value. For composites, net assets values are not used in the performance calculations. Therefore, we are unable to calculate the offering prices and we cannot compute returns including sales charges.

Although we are unable to include sales charges in calculating returns for the Enhanced Large Core composite, as a result of your comment we have made the following changes to the disclosure in order to make it clear to shareholders that sales charges are not included.

We have removed from the heading to the Average Annual Total Return table the following:

(Returns reflect applicable sales charges)

In addition, we have changed the name in the third row of the Average Annual Total Return table to “Golden Composite.”

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We make the following representations to you:

            -the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

            -staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            -the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As stated previously, we completed a preliminary Schedule 14A filing for the Fund pursuant to Schedule 14A of the Securities Act of 1934 on June 3, 2011, and we intend to complete the definitive Schedule 14A filing for the Fund under Schedule 14A of the Securities Act of 1934 on or about June 13, 2011. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 210-3662 if you have any questions or comments in this matter.

Sincerely,

Brian J. Montana

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC